EXHIBIT 21.1

List of Company Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Organization

RBC Life Sciences USA, Inc.	Texas
MPM Medical, Inc.	Texas
RBC Life Sciences Canada, Inc.	Canada
RBC Life Sciences Hong Kong Limited	Hong Kong